Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (Second Quarter 2002)

		Ch$ millions		US$ millions (1)
		Q2'02	Q2'01	Q2'02	Q2'01	% Change

Net sales		67,413	73,362	98.0	106.6	-8.1%

Cost of goods sold		(37,500)	(39,494)	(54.5)	(57.4)	-5.0%
	% of sales	55.6%	53.8%	55.6%	53.8%

Gross profit		29,913	33,868	43.5	49.2	-11.7%
	% of sales	44.4%	46.2%	44.4%	46.2%

SG&A		(28,994)	(32,086)	(42.1)	(46.6)	-9.6%
	% of sales	43.0%	43.7%	43.0%	43.7%

Operating income		919	1,782	1.3	2.6	-48.4%
	% of sales	1.4%	2.4%	1.4%	2.4%

Non-operating result
	Financial income	444	1,076	0.6	1.6	-58.8%
	Equity in NI of rel. companies	331	898	0.5	1.3	-63.1%
	Other non-operating income	383	548	0.6	0.8	-30.1%
	Amortization of goodwill	(633)	(580)	(0.9)	(0.8)	-9.1%
	Interest expense	(895)	(1,598)	(1.3)	(2.3)	44.0%
	Other non-operating expenses	(404)	(1,242)	(0.6)	(1.8)	67.5%
	Price level restatement	(587)	82	(0.9)	0.1	NM
	Total	(1,361)	(815)	(2.0)	(1.2)	66.9%

Income before taxes		(442)	966	(0.6)	1.4	NM
	Income taxes	(1,725)	(735)	(2.5)	(1.1)	-134.6%
	Tax rate	NM.	76.1%	NM.	76.1%

Minority interest		(578)	(473)	(0.8)	(0.7)	-22.1%

Amort. of negative goodwill		12	12	0.02	0.02	6.8%

Net income		(2,732)	(231)	(4.0)	(0.3)	1084.4%
	% of sales	-4.1%	-0.3%	-4.1%	-0.3%

Earnings per share		(8.58)	(0.72)	(0.01)	(0.00)	1084.4%
Earnings per ADR		(42.89)	(3.62)	(0.06)	(0.01)

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		10,313	9,761	15.0	14.2	5.7%
Amortization		344	311	0.5	0.5	10.7%
EBITDA		11,577	11,854	16.8	17.2	-2.3%

Capital expenditures		3,922	6,115	5.7	8.9	-35.9%

(1) Exchange rate: US$ 1.00 = Ch$ 688.05